

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 25, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Joseph J. Jaeger
Chief Financial Officer
Physicians Formula Holdings, Inc.
1055 West 8th Street
Azusa, CA 91702

> **Re: Physicians Formula Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 24, 2006**
> **File No. 333-136913**

Dear Mr. Jaeger:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Use of Proceeds, page26</u>

1.   We note that you intend to use the net proceeds of this offering and borrowings under your new senior credit agreements to repay your subordinated notes and your outstanding credit facility, respectively.   Please revise to disclose how much of the net proceeds of this offering you intend to use for each purpose.

<u>Exhibit 5.1</u>

2.   Please have counsel revise opinion (1) to remove the assumption regarding the filing of the amended and restated certificate of incorporation.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or, in her absence, Nili Shah, Accounting Branch Chief, at (202) 551-3255 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

                                       Sincerely,

                                       Pamela A. Long
                                       Assistant Director

cc: Mr. James S. Rowe
       Kirkland & Ellis LLP
       200 East Randolph Drive
       Chicago, IL 60601

       Mr. Thomas R. Brome
       Cravath, Swaine & Moore LLP
       Worldwide Plaza
       825 Eighth Avenue
       New York, NY 10019